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                                  THE HARTFORD

LIFEACCESS ACCELERATED BENEFIT RIDER

Notice to buyer: The Rider may not cover all of the costs associated with the chronic illness of the insured. The buyer is advised to review carefully the benefits of the Rider.

BENEFIT

This Rider provides for the acceleration of up to 100% of the Death Benefit and any term insurance amount available under the Policy during the Insured's lifetime while the Rider remains in effect when the Insured has been certified as meeting the Rider's Qualifying Event provided all of the terms and conditions of the Rider have been met. As an Accelerated Death Benefit Rider that pays benefits on a per diem basis, this Rider does not require proof of expenses incurred. However, pursuant to the insurance laws of the state in which the Policy is delivered, benefit payments may only be made if such payments are expected to receive favorable federal income tax treatment. DEATH BENEFITS, ACCOUNT VALUE, CASH VALUE AND LOAN VALUE, IF ANY, WILL BE REDUCED IF YOU RECEIVE ACCELERATED DEATH BENEFITS UNDER THIS RIDER.

THE BENEFITS PAID UNDER THIS RIDER ARE INTENDED TO BE TREATED FOR FEDERAL TAX PURPOSES AS ACCELERATED DEATH BENEFITS UNDER SECTION 101(g)(1)(B) OF THE INTERNAL REVENUE CODE ("CODE"). THE BENEFIT IS INTENDED TO QUALIFY FOR EXCLUSION FROM INCOME SUBJECT TO THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE PROVISIONS OF THE CODE. YOU SHOULD CONSULT YOUR PERSONAL TAX OR LEGAL ADVISOR TO ASSESS THE IMPACT OF BENEFITS PROVIDED BY THIS RIDER. RECEIPT OF THESE BENEFITS MAY BE TAXABLE AS INCOME. THIS RIDER IS NOT INTENDED TO BE A QUALIFIED LONG TERM CARE INSURANCE CONTRACT UNDER SECTION 7702B(b) OF THE CODE NOR IS IT INTENDED TO BE A NON-QUALIFIED LONG TERM CARE CONTRACT. THIS RIDER DOES NOT PAY OR REIMBURSE FOR EXPENSES INCLUDING THOSE DESCRIBED IN 101(g)(3)(A)(ii)(I) OF THE CODE.

RIGHT TO EXAMINE

You may examine this Rider and if, for any reason, You are not satisfied, You may deliver or mail the Rider to Us or to the agent from whom it was purchased anytime during Your Rider free look period. Your Rider free look period begins on the day You get Your Rider and ends thirty days after You receive it. In such an event, the Rider will be rescinded and We will pay an amount equal to any Rider Charges deducted under the Policy as of the date the returned Rider is received by Us or to the agent from whom it was purchased.

DEFINITIONS

The definitions in this section apply to the following words and phrases whenever and wherever they appear in this Rider.

ACCELERATED BENEFIT -- means all or a portion of the Death Benefit and any term insurance amount available under the Policy that We will pay in advance when (a) the Insured has been certified by a Licensed Health Care Practitioner as meeting the Rider's Qualifying Event, and (b) all of the other Conditions for Eligibility of Benefit Payments have been satisfied. The maximum amount that may be accelerated is the Lifetime Benefit Amount.

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DEFINITIONS (CONTINUED)

ACTIVITIES FOR DAILY LIVING ("ADLS") -- means those basic human functional abilities which measure the Insured's ability for self care and to live independently without Substantial Assistance from another individual, as follows:

       1. Bathing -- the ability to wash oneself by sponge, bath or in either a tub or shower, including the task of getting into or out of the tub or shower.

       2. Continence -- the ability to maintain control of bowel or bladder function, or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene, including caring for a catheter or colostomy bag.

       3. Dressing -- the ability to put on and take off all items of clothing and any necessary braces, fasteners or artificial limbs.

       4. Eating -- the ability to feed oneself by getting food into the body from a receptacle, such as a plate, cup, or table or by feeding tube or intravenously.

       5. Toileting -- the ability to get to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

       6. Transferring -- the ability to move into or out of a bed, chair or wheelchair.

BENEFIT PERIOD -- means a period of time not to exceed twelve consecutive months. Such Period begins on the later of:

       (a)  the date We approve a request for an Accelerated Benefit; or

       (b) the date all Conditions for Eligibility of Benefit Payments have been satisfied,

and ends on the earlier of:

       (a)  the end of twelve consecutive months; or

       (b) the date benefit payments end as described under the When Benefit Payments End provision.

CHRONICALLY ILL OR CHRONIC ILLNESS -- means the Insured has been certified through Written Certification by a Licensed Health Care Practitioner as:

       1. being unable to perform (without Substantial Assistance from another individual) at least two Activities for Daily Living for a period of at least 90 days due to a loss of functional capacity; or

       2. requiring Substantial Supervision from another individual to protect such individual from threats to health and safety due to a severe Cognitive Impairment.

COGNITIVE IMPAIRMENT -- means the deterioration or loss of the Insured's intellectual capacity which is confirmed by a Licensed Health Care Practitioner and measured by clinical evidence and standardized tests that reliably measure the Insured's impairment in: short or long term memory; orientation as to person, place and time; deductive or abstract reasoning; or judgment as it relates to safety awareness.

ELIGIBLE INSTITUTION -- means a private home or any institution that provides necessary Services for the Insured.

INSURED -- means the person insured by the Policy to which this Rider is attached whose Death Benefit is being accelerated. This does not include any additional person(s) insured by riders attached to the Policy.

LICENSED HEALTH CARE PRACTITIONER -- means any physician (as defined in section 1861(r)(1) of the Social Security Act) and any registered professional nurse, licensed social worker or other individual who meets such requirements as may be prescribed by the Secretary of Treasury. The Licensed Health Care Practitioner
(1) must be acting within the scope of his or her license in the state of licensure when providing Written Certification or Written Re-Certification required by this Rider; and (2) may not be You, the Insured, or Your or the Insured's immediate family.

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DEFINITIONS (CONTINUED)

LIFETIME BENEFIT AMOUNT -- means the maximum amount that may be accelerated during the lifetime of the Insured and while the Rider remains in effect. The Lifetime Benefit Amount is equal to:

       1.   the Eligible Amount; times

       2.   the LifeAccess Specified Percentage.

Where:

         (a) ELIGIBLE AMOUNT on the Policy Date equals the initial Face Amount plus any term insurance amount covering the Insured under the Policy; thereafter Eligible Amount equals current Death Benefit plus any term insurance amount covering the Insured under the Policy; and

         (b) LIFEACCESS SPECIFIED PERCENTAGE equals 100% of the Eligible Amount, unless You have elected Death Benefit Option A at the time of application for the Rider, in which case You may select a percentage at that time, such percentage not to exceed 100% or result in a Lifetime Benefit Amount of less than Our minimum rules then in effect. The LifeAccess Specified Percentage is shown in the Additional Benefits and Rider section of the Policy Specifications and will remain fixed for the life of the Rider.

Acceleration of benefits will reduce the Lifetime Benefit Amount in accordance with the Impact of Rider Benefits on Policy and Rider provision. In addition, prior to Our approval of an initial request to accelerate, transactions made under the Policy, such as Face Amount Increases and Decreases, Loans and Liens will impact the Eligible Amount in the same manner that such transactions impact the Policy's Death Benefit. Notwithstanding the Lifetime Benefit Amount, the accelerated benefit amount We pay under this Rider may not exceed the Insured's remaining Death Benefit at the time of a benefit payment. This means You may receive less than the Lifetime Benefit Amount.

The initial Lifetime Benefit Amount is shown in the Additional Benefits and Rider section of the Policy Specifications.

MAXIMUM MONTHLY BENEFIT -- means the maximum amount You are eligible to receive on a monthly basis upon Our approval of Your request.

MONTHLY ANNIVERSARY -- means the Policy Date and the same date in each succeeding month.

MONTHLY BENEFIT AMOUNT -- means the adjusted amount payable to You on a monthly basis upon Our approval of Your request, such amount never to exceed the Maximum Monthly Benefit.

PLAN OF CARE -- means a written plan for care designed especially for the Insured by a Licensed Health Care Practitioner specifying the Services needed by the Chronically Ill Insured.

QUALIFYING EVENT -- means the Insured has been certified by a Licensed Health Care Practitioner as being Chronically Ill and that such Chronic Illness usually requires continuous confinement in an Eligible Institution and the Insured is expected to remain there for the rest of the Insured's life.

SERVICES -- the necessary diagnostic, preventive, therapeutic, curing, treating, mitigating and rehabilitative services, and maintenance or personal care services needed by a Chronically Ill individual pursuant to a Plan of Care.

SUBSTANTIAL ASSISTANCE -- means stand-by or hands-on assistance from another person without which the Insured receiving such assistance would be unable to perform the Activity for Daily Living. Stand-by assistance means the presence of another person within arm's reach of the Insured that is necessary to prevent, by physical intervention, injury to the Insured while he/she is performing the Activity for Daily Living. Hands-on assistance means the direct physical assistance of another person.

SUBSTANTIAL SUPERVISION -- means requiring continual supervision by another person to protect the Insured from threats to health or safety due to severe Cognitive Impairment and may include cueing by verbal prompting, gestures, or other similar demonstrations.

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DEFINITIONS (CONTINUED)

WRITTEN CERTIFICATION -- means written documentation obtained by You, at Your or the Insured's expense, from a Licensed Health Care Practitioner certifying that the Insured meets the Rider's Qualifying Event as defined herein. Such Written Certification must have been made within the 12-month period preceding the date of each request for an Accelerated Benefit.

WRITTEN RE-CERTIFICATION -- means Written Certification that We will require from You at least annually prior to the start of each Benefit Period following the initial Benefit Period in order for You to be eligible for an Accelerated Benefit payment in such subsequent Benefit Period, provided all other Conditions for Eligibility for Benefit Payments are met. Such Written Re-Certification must have been made within the 12-month period preceding the date of each request for an Accelerated Benefit.

CONDITIONS FOR ELIGIBLITY OF BENEFIT PAYMENTS

You are eligible to receive an Accelerated Benefit if the Policy and Rider are in force when all of the following requirements are met:

       1.   We receive Your request, In Writing, for an Accelerated Benefit;

       2.   We receive from You Written Certification or Written
            Re-Certification by a Licensed Health Care Practitioner that the Insured meets the Rider's Qualifying Event;

       3. We complete, at Our discretion and expense, a personal interview with, and an assessment of, the Insured, including examination or tests by a Licensed Health Care Provider of Our choice; and We receive copies of any relevant medical records from a health care provider involved in the Insured's care;

       4. We receive consent, In Writing, of any assignee of record named under the Policy or any irrevocable beneficiary named under the Policy;

       5. if this is a variable life Policy, You fulfill requirements, if any, regarding limitations on the availability of certain Sub-Accounts while receiving benefit payments; and

       6. the Insured is living at the time all of the above requirements are met.

EXAMINATION AT OUR EXPENSE

We may, at Our expense, have the Insured re-examined as often as we may reasonably require by a Licensed Health Care Practitioner of Our choosing prior to or during a Benefit Period to ensure that the Insured is Chronically Ill as defined herein.

MAXIMUM MONTHLY BENEFIT

The Maximum Monthly Benefit is equal to the lesser of:

       1. the Lifetime Benefit Amount as of the start of the initial Benefit Period multiplied by the percentage shown in the Additional Benefits and Rider Section of the Policy Specifications; and

       2. the monthly equivalent of the Per Diem Limitation declared by the Internal Revenue Service not to exceed the Daily Benefit Limit compounded on each Policy Anniversary. The initial Daily Benefit Limit on the Policy Date and the rate at which it will be compounded on subsequent Policy Anniversaries are shown in the Additional Benefits and Rider Section of the Policy Specifications.

The Maximum Monthly Benefit is calculated at the start of each Benefit Period and remains fixed during that Benefit Period.

Benefits do not accumulate and are not payable on a retroactive basis, except as noted under the When Benefit Payments Begin provision.

RECALCULATION OF THE MAXIMUM MONTHLY BENEFIT

At the start of each new Benefit Period, We will recalculate Your Monthly Benefit Amount and make any necessary adjustment so that such amount will always equal the Maximum Monthly Benefit. If You previously elected to receive less than the Maximum Monthly Benefit as described below, You may at this time increase Your monthly payments up to the maximum.

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MONTHLY BENEFIT AMOUNT

The amount payable to You on a monthly basis will generally equal the Maximum Monthly Benefit described above, unless You elect to receive a lesser amount. Such amount will be adjusted so that:

       1. if the Monthly Benefit Amount exceeds the Insured's remaining Death Benefit or the Lifetime Benefit Amount, the amount payable will be reduced to an amount that equals the lesser of the Insured's remaining Death Benefit or Lifetime Benefit Amount; and

       2. if, on the date We pay an Accelerated Benefit, there is a policy loan outstanding, a pro-rata reduction to each benefit payment will occur. Such reduction serves to repay a pro-rata portion of the policy loan. Rather than having Your benefit payment adjusted, You may elect to repay the policy loan directly to Us.

At the start of each Benefit Period, You may elect to receive a Monthly Benefit Amount that is less than the Maximum Monthly Benefit.

Choosing a lesser amount could extend the period for which You are eligible to receive monthly benefit payments. Any amount You elect to receive that is less than the Maximum Monthly Benefit is subject to Our minimum rules then in effect.

WHEN BENEFIT PAYMENTS BEGIN

The first Accelerated Benefit payment will be paid to You no later than the second Monthly Anniversary following the later of:

       1.   the date We approve a request for an Accelerated Benefit; or

       2. the date all Conditions for Eligibility of Benefit Payments have been satisfied.

The first benefit payment will include benefits payable retroactively for the period immediately following the later of 1. or 2. above during which the Insured was eligible for an Accelerated Benefit up to the date of the first benefit payment.

Subsequent benefit payments will be payable on each Monthly Anniversary following the date of the first benefit payment provided all of the Conditions for Eligibility of Benefit Payments are met. We will pay a proportionate amount of the benefit that is payable for less than a full month.

WHEN BENEFIT PAYMENTS END

Accelerated Benefit payments will be paid until the earliest of the following to occur:

       1. when the Insured no longer meets any one of the Conditions for Eligibility for Benefit Payments;

       2.   when You notify Us to discontinue Accelerated Benefit payments;

       3. when any of the events described under the Rider Termination provision occur.

In the event You request We discontinue Accelerated Benefits payments and then, at a later date, You desire to resume such payments, We will allow You to do so provided all of the Conditions for Eligibility of Benefit Payment are met.

ADDITIONAL RIDERS ON POLICY

Your option to accelerate benefits under this Rider will be suspended while there is a lien against the Insured's Death Benefit.

Acceleration of benefits under this Rider will not affect the provisions or benefits of any accidental death benefit rider that may be attached to the Policy.

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IMPACT OF RIDER BENEFITS ON POLICY AND RIDER

GENERAL

Accelerating the Death Benefit under this Rider will impact the benefits and values under the Policy and Rider as described below.

After each benefit payment, the Lifetime Benefit Amount in effect immediately prior to such payment will be reduced by each Monthly Benefit Amount payable prior to any pro-rata reduction for loan repayments. In addition, each benefit payment will reduce the values and any no lapse guarantee premium in effect at the time of such payment when such values are multiplied by the following Reduction Ratio:

     Reduction Ratio = 1-(A / B)

Where:

     A = is the monthly benefit payment, and

     B = is the Eligible Amount immediately prior to a benefit payment.

The Policy's current values that are reduced by each benefit payment based on the Reduction Ratio are:

     Face Amount
     Amount of any term Insurance rider on the Insured
     Account Value
     Surrender Charges
     Indebtedness
     Monthly No Lapse Guarantee Premium
     Cumulative No Lapse Guarantee Premium
     Cumulative Premiums (paid to date)

If the Policy to which this Rider is attached is a variable life Policy, We will reduce amounts in the Fixed Account and each Sub-Account based on the proportion of the Account Value in the Fixed Account and each Sub-Account to the amount accelerated. We may limit the availability of certain Sub-Accounts while benefit payments are being made. We will send You a monthly report showing current values under Your Policy. You may also contact Us at the telephone number or address shown on the Policy to obtain current information regarding your Policy on any given business day.

If You make a Withdrawal under the Policy during a Benefit Period, this Rider will terminate in accordance with the Rider Termination provision.

RIDER CHARGE

The charge for the Rider for any Monthly Activity Date is equal to the product of the factors A B, C and D where:

       A  is the Cost of Insurance Rate per $1,000 for the Policy;

       B is the LifeAccess Accelerated Benefit Rider Factor, such factor never to exceed the maximum shown in the Additional Benefits and Riders section of the Policy Specifications;

       C is the benefit size discount factor which will never be less than 0.1 or greater than 1; and

       D is the LifeAccess Accelerated Benefit Rider amount at risk divided by $1,000.

The charge will automatically be deducted on each Monthly Activity Date from the Account Value as part of the Monthly Deduction Amount and will never exceed the maximum charge shown in the Additional Benefits and Riders section of the Policy Specifications.

WAIVER OF COSTS

If the Account Value less Indebtedness is insufficient to satisfy Monthly Deduction Amounts while benefit payments are being made, We will waive the portion of such deductions which exceed the Account Value less Indebtedness to keep the Policy from going into default until benefit payments are discontinued either by You or in accordance with the terms of this Rider.

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SAFE HAVEN ACCOUNT

In lieu of having Your monthly or annual Accelerated Benefit payments paid by check which We mail to You, You may instead elect to have an interest-bearing draft account ("Safe Haven Account") established in Your name and You may then write drafts as desired, subject to administrative procedures then in effect regarding initial and remaining balances and minimum draft amounts. We may discontinue offering the Safe Haven Account at anytime and in such event, any remaining balance in the Safe Haven Account will be paid to You in one lump sum.

EXCLUSIONS

This Rider does not provide an Accelerated Benefit for a Qualifying Event resulting from:

       1.   intentionally self-inflicted injury or attempted suicide;

       2.   war or any act of war, whether declared or undeclared;

       3.   the Insured's participation in a felony, riot or insurrection; or

       4.   alcoholism or drug addiction.

In addition, this Rider does not provide an Accelerated Benefit for treatment received by the Insured outside of the United States.

RIDER TERMINATION

This Rider will terminate on the earliest of the following dates:

       1.   the date We receive Your request, In Writing, to cancel it;

       2.   the date You make a Withdrawal under the Policy during a Benefit
            Period;

       3.   the date the Policy terminates;

       4. the date We receive notification, In Writing, of the death of the Insured;

       5.   the date the Lifetime Benefit Amount is exhausted; or

       6. the date on which all additional benefits provided by Rider are deemed to have terminated according to the terms of any Termination and Maturity Date provision, Continuation Beyond the Insured's Age 100 provision, or any other like provision of the Policy to which this rider is attached, unless You are receiving benefit payments under this Rider. In this event, benefit payments will continue until terminated in accordance with the provisions of this Rider.

In the event this Rider terminates as described above, benefit payments will also terminate, unless the Rider would otherwise terminate during a Benefit Period in accordance with item number 7 above. If this occurs, benefit payments will continue until terminated in accordance with the provisions of this Rider.

REINSTATEMENT

You may reinstate this Rider as part of Your Policy if the Policy is terminated and reinstated. Such reinstatement will be subject to satisfactory evidence of insurability and all other terms and conditions of the Policy to which it is attached.

INCONTESTABILITY

Policy provisions regarding Incontestability apply to this Rider from its Date of Issue as shown in the Additional Benefits and Riders Section of the Policy Specifications.

If this Rider has been inforce for at least six months but less than two years, We may rescind the Rider or We may deny an otherwise valid claim for accelerated benefits upon a showing of misrepresentation that is both material to the acceptance for coverage and which pertains to the condition for which benefits are sought. In addition, any increase in the Policy that has been in effect for at least six months but less than two years which was applied for and subject to evidence of insurability may be rescinded or an otherwise valid claim for accelerated benefits on the amount of the increase may be denied upon a showing of misrepresentation that is both material to the acceptance for coverage and which pertains to the condition for which benefits are sought.

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GENERAL PROVISIONS

This Rider is part of the Policy to which it is attached and, except as noted above, it is subject to all of the terms, conditions and limitations of the Policy. The Rider Effective Date and Rider Date of Issue are shown in the Additional Benefits and Rider section of the Policy Specifications. Terms not defined herein are defined in the Policy.

Signed for HARTFORD LIFE INSURANCE COMPANY

    [ /s/ Richard G. Costello             /s/ Thomas M. Marra
    ------------------------------------  ------------------------------------
    RICHARD G. COSTELLO, SECRETARY        THOMAS M. MARRA, PRESIDENT ]

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